

June 27, 2014

Via E-Mail
Alexander F. Cohen
Latham & Watkins LLP
555 Eleventh Street NW
Suite 1000
Washington, DC 20004

      Re: Allergan Inc.
              PREC14A filed June 16, 2014
              File No. 1-10269

Dear Mr. Cohen:

We have reviewed your filing listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. All defined terms in this letter have the same meaning as in your proxy statement.

Preliminary Proxy Statement filed on June 16, 2014

General

1. Fill in the blanks throughout the proxy statement. Information that is subject to change may be bracketed.

2. Update the proxy statement to reflect the settlement in the Delaware state court litigation and the existence of the exchange offer commenced by Valeant.

Questions and Answers about this Revocation Statement – Why am I receiving this revocation solicitation statement, page 10

3. Where you note the gains by Pershing Square on the Allergan shares it has purchased, note that these gains have not been realized through a sale those shares and that all Allergan shareholders have benefited from appreciation in your stock price.

Response of Allergan, page 10

4. With respect to your assertion that Pershing Square's proposals "fail to provide sufficient disclosure for Allergan stockholders to understand how Pershing Square's proposals are intended to interact and are confusing to Allergan stockholders," balance this disclosure by noting that Pershing Square will be required to provide further details about its proposals if the special meeting is scheduled and it conducts a separate solicitation to win votes in favor of those proposals.

5. Refer to the disclosure at the top of page 11. Clarify why you are asking shareholders to return a blue proxy card if they have not previously submitted a white card. If you are not asking them to do so, please clarify that as well.

The Special Meeting Request Procedure, page 11

6. Clarify what you mean by the statement that you "intend to require full compliance with the provisions set forth in [your] Charter, Bylaws and applicable law… with respect to any special meeting sought to be called…" Please provide specific examples of matters that you could "specifically enforce," where possible. Also, clarify whether this is impacted by the recent settlement of the Delaware court matter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments or your filings in general, please contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions